## Contact

www.linkedin.com/in/nbijivemula (LinkedIn)

## Top Skills

Software Development
Leadership
Management

# Nageswar Bijivemula

Co-Founder & CEO at Beetexting
Greater Chicago Area

## Experience

### Beetexting

Co-Founder & CEO
2019 - Present (3 years)
Chicago, Illinois, United States

With a 98% open rate, texting is the next key player in marketing, sales, and SMBs support. Beetexting is a Business Class Team Texting (MaaP - Message as-a Platform) that gives your team the ability to communicate in the way your customers prefer. The sales & support team will love that they can tag contacts and send targeted broadcast messages to hundreds of phones. This is a powerful way to start hundreds of separate conversations with one simple feature. When the sales team text with your prospects, they're more likely to become customers!

Beetexting's team-centric tools and design make working as a team to serve your customers a breeze. Your team will love that they can have shared inboxes, internal team notes, claim and transfer threads, mark threads as resolved or open, send images, videos, or even paperwork via text, send invoices and accept simple & secure payments and use templated messages. When your team is texting with customers, your customers are happy! Check out beetexting.com for more info.

### Technocentra

Co-Founder & CEO
2018 - Present (4 years)

### Ciber Global

Principal Software Engineer & Technology leader
July 2008 - 2019 (11 years)

### State Farm ®

Principal Consultant
2008 - 2019 (11 years)

### Northwestern Mutual

### Project Manager and Software Architect

January 2007 - July 2008 (1 year 7 months)

Milwaukee, Wisconsin

## Capgemini

3 years 5 months

### Sr IT Profesional and Architect

May 2005 - December 2006 (1 year 8 months)

Hyderabad, Telangana, India

### IT Professional

August 2003 - May 2005 (1 year 10 months)

Mumbai, Maharashtra, India

## RIIMS

### Software Developer

December 2000 - July 2003 (2 years 8 months)

Tirupati Area, India

# Education

## Northwestern University - Kellogg School of Management

Master of Business Administration (M.B.A.), Entrepreneurship/Marketting/Finance · (2017 - 2019)

## Sri Venkateswara University

Bachelor of Science (B.Sc.), Mathematics and Computer Science

## Sri Venkateswara University

Master of Computer Applications (M.C.A.)